Rachel V. Nass Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-0423 Tel (213) 486-9034 Fax rvvn@capgroup.com thecapitalgroup.com

December 29, 2015

Patrick F. Scott

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	American Funds Strategic Bond Fund (the “Fund”); File Nos.: 333-207474/811-23101

Dear Mr. Scott:

On behalf of American Funds Strategic Bond Fund (the “Fund”), we have filed Pre-Effective Amendment No. 2 to the Fund’s Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 2 to the Fund’s Registration Statement under the Investment Company Act of 1940, as amended.

Pursuant to your telephonic request on December 21, 2015:

•	we confirm that all derivative instruments that are principal investment strategies of the Fund are disclosed in the prospectus in response to Items 4 and 9 of Form N-1A;

•	we have revised our disclosure in the section of the prospectus captioned “Prior investment results of Capital Research and Management Company” to show the investment results of one related account rather than of a composite; and

•	we have revised our disclosure on “Restricted or illiquid securities” in the Statement of Additional Information to address your request that we replace the words “allowable amount” with a specific percentage.

Finally, as requested, the Fund acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I understand that you have no further questions or comments to the Fund’s Registration Statement. As such, pursuant to Rule 461 under the Securities Act and on behalf of the Fund and the Fund’s principal underwriter, American Funds Distributors, Inc., we respectfully request that the effectiveness of the Fund’s Registration Statement be accelerated to January 11, 2016.

If you have any questions, please do not hesitate to contact me at (213) 615-0423.

Sincerely,

 /s/ Rachel V. Nass

Rachel V. Nass

Counsel